June 15, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention:  Jason Drory

Re:	Sandbridge Acquisition Corporation Amendment No. 1 to Registration Statement on Form S-4 Filed May 28, 2021 File No. 333-254888

Ladies and Gentlemen:

On behalf of Sandbridge Acquisition Corporation (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated June 10, 2021 (the “Comment Letter”), pertaining to the Company’s above-referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”). In connection with such responses, the Company is concurrently filing an amendment to the Registration Statement.

To assist your review, we have reproduced the text of the Staff’s comments in italics below, followed by responses on behalf of the Company.

Amendment No.1 to Registration Statement on Form S-4 filed May 28, 2021

Unaudited Pro Forma Condensed Combined Financial Information

Other Related Events in Connection with the Business Combination, page 151

1.
In regards to the 9,533,637 shares of New Owlet common stock representing outstanding New Owlet option awards on a net exercise basis, we note that a portion of the shares are subject to cash settlement upon valid elections made by the holders of Owlet's vested options pursuant to and contingent on the successful completion of the Business Combination. The pro forma financial information provided assumes no elections are made to settle Owlet option awards through a cash settlement. Please clarify in your disclosures the portion of these shares that are subject to cash settlement and correspondingly help us understand how you determined liability presentation in the pro forma financial information was not necessary for the portion of these shares. Refer to ASC 718-10-25-15.

Response to Comment 1:

The Company advises the Staff that it has updated its disclosure on page 151 in response to the Staff’s Comment 1. The Company has taken into consideration ASC 718-10-25-11 and ASC 718-10-25-15. Per the guidance, if a contingent event is not probable and is outside the control of the employee it would not result in a liability classification. The Business Combination is outside the control of the employee and the number of holders that will make the cash settlement election is not estimable; therefore, the Company has applied equity treatment for the 9,533,637 shares. The Company will reclassify the shares to a liability once the cash settlement amount is estimable.

Our Platform, page 173

2.
We note your updated disclosure that, "net income increased from $(2.1) million to $(7.9) million, and EBITDA improved from $(1.7) million to $(7.2) million" for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020. However, we note your disclosure on page 195 and 199 that your net loss appears to have increased over the period and your EBITDA appears to have decreased over the period. Please correct this inconsistency or otherwise advise.

Response to Comment 2:

The Company advises the Staff that it has revised page 175 of Amendment No.1 to the Registration Statement in response to the Staff’s Comment 2.

Stock based compensation, page 207

3.
We note your response to comment 6. Please confirm that there have been no additional recent equity issuances aside from those awards listed in your response with the latest being in January 2021. It is not clear based on your response how the fair value of common stock underlying recent equity issuances, including the stock options granted in January 2021, reconciles to the valuation of common stock as indicated by the terms of the business combination transaction. We note the consideration of the fully diluted pro forma equity valuation and an implied pre-money valuation; however, it remains unclear how this compares to the fair value of common stock used for recent equity issuances. Please advise.

Response to Comment 3:

Owlet has advised the Company that there have been no additional recent equity issuances aside from those referenced in the response letter dated May 28, 2021. The fair value of Owlet’s common stock has been determined by Owlet’s Board of Directors based on several factors including consideration from input from management and contemporaneous third-party valuations. The January 2021 valuation of $14.63 per share of Owlet common stock, which equates to an effective value of $7.14 per share of New Owlet common stock based on an assumed exchange ratio of 2.050, was estimated using a probability-weighted expected return method (“PWERM”). Under PWERM, the per share value of common stock is estimated based upon the probability-weighted present value of expected future equity values for the common stock, under various possible future scenarios, and then discounted for lack of marketability.

The estimated fair value per share of Owlet common stock was derived based on two potential scenarios under PWERM:

(i)
A scenario in which Owlet would execute a transaction with the Company at the terms outlined on an outstanding term sheet to go public at a fully diluted pro forma equity valuation of $1.288 billion, including $210 million of net proceeds from the Company – an implied pre-money valuation of $1.00 billion (the “Acquisition Scenario”); and

(ii)	A scenario in which Owlet would not execute a transaction with the Company and remain a private company (the “Remain Private Scenario”).

For each of these potential scenarios, Owlet determined an equity value, a discount for lack of marketability for each liquidity event and, ultimately, an equity value per share after considering the discount for lack of marketability. A probability weighting of the applicable scenario was then applied and resulted in the estimated fair value per share of Owlet common stock. The following table sets forth the results of the PWERM analysis as of January 24, 2021, that was utilized by Owlet to determine the estimated fair value per share of common stock (in thousands, except per share data and percentages):

The Company believes that the operating scenarios used in Owlet’s PWERM analysis, and the probability weighting of each scenario was reasonable at the time.

The Acquisition Scenario

To determine Owlet’s equity value for the Acquisition Scenario, Owlet relied on its implied pre‑money equity value of $1.00 billion from the proposed transaction with the Company, which at that time was subject to a non-binding letter of intent but for which definitive agreements had not yet been entered. This value was then flowed through a current value method waterfall based on Owlet’s capital structure as of the valuation date of January 24, 2021. Based on this analysis, a common stock value of $19.88 was derived. A 7% DLOM was then applied to arrive at an equity value of $18.49 per share of Owlet common stock as of January 24, 2021.

The Remain Private Scenario

To determine Owlet’s equity value for the Remain Private Scenario, Owlet’s enterprise value was calculated using a discounted cash flow (“DCF”) method, a guideline public company (“GPC”) method and guideline M&A transaction multiples (“GPM”) method.

●
DCF method: Under the DCF method, a projection is made of the cash flows the business is expected to produce and then subsequently converted to the present value using a discount rate reflective of time and measurable risks associated with the business. Based on the DCF method, the third-party valuation firm determined Owlet’s equity value to be $239.1 million.

●
GPC method: The GPC method was applied to determine Owlet’s equity value by utilizing ratios developed from the market price of traded shares from publicly available companies considered reasonably similar to Owlet. Based on the GPC analysis, the third-party valuation firm determined Owlet’s equity value to be $229.3 million.

●
GPM method: The GPM method uses the transactions and values of comparable companies to calculate an equity value. Based on the GPM method, the third-party valuation firm determined that Owlet’s equity value in the Remain Private Scenario would be $194.9 million.

Based on input from Owlet’s management and a review of Owlet’s historical financial performance, the third-party valuation firm weighted each of the DCF method, the GPC method, and the GPM method equally at 33.33% in assessing the Remain Private Scenario, to arrive at an equity value for Owlet of $206.3 million in the Remain Private Scenario.

The primary factor that accounts for the PWERM estimated value of $14.63 per share of Owlet common stock was the probability weighting of 75% for the Acquisition Scenario and 25% for the Remain Private Scenario.

In addition, Owlet notes that once the proposed transaction with the Company closes, based on the assumed exchange ratio of 2.050, Owlet common stock valued at $14.63 per share would be exchanged for shares of New Owlet common stock at an effective value of $7.14 per share, compared to the $10.00 per share price on which the Business Combination is based.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (617) 951-7241 or Christopher D. Comeau at (617) 951-7809, each of Ropes & Gray LLP.

Very truly yours,

/s/ Emily J. Oldshue

Emily J. Oldshue

cc:	Ken Suslow, Sandbridge Acquisition Corporation Christopher D. Comeau, Ropes & Gray LLP